                    STATEMENT OF POSITION AND RECOMMENDATION

                                       OF

                          RELIANCE GROUP HOLDINGS, INC.

                                 with respect to

                         the Offer to Purchase for Cash

                      Up to $40 Million in Principal Amount

                                       of

                            9% Senior Notes due 2000

                                       of

                          Reliance Group Holdings, Inc.

                                       at

                       $170 per $1,000 in Principal Amount

                                       by

                         HIGH RIVER LIMITED PARTNERSHIP

                a limited partnership controlled by Carl C. Icahn

1. Information regarding the Company subject to the Tender Offer and the Offeror.

         High River Limited Partnership, a limited partnership controlled by Carl C. Icahn, has made a tender offer (the "Icahn Offer") for up to $40 million principal amount of the 9% Senior Notes Due 2000 (the "Senior Notes") of Reliance Group Holdings, Inc. ("RGH"). As of the date hereof, the aggregate principal amount of outstanding Senior Notes is $291.7 million.

         RGH is a Delaware corporation, the principal asset of which is 100% of the stock of Reliance Financial Services Corporation ("RFS"). RFS, which is also a Delaware corporation, holds 100% of the stock of Reliance Insurance Company ("RIC"). RIC is an insurance company incorporated in the Commonwealth of Pennsylvania and subject to regulatory oversight. RGH's principal executive offices are located at Park Avenue Plaza, 55 East 52nd Street, New York,
NY 10055, telephone (212) 909-1100.

         According to the Offer to Purchase, dated December 22, 2000, of High River Limited Partnership (together with the related Transmittal Letter and other related documents, the "Icahn Offer Documents"), High River Limited Partnership is a Delaware limited partnership, all of the partners of which are entities controlled by Mr. Icahn.

         The Icahn Offer is subject to the condition that Senior Notes in a principal amount of at least $40 million are tendered and not withdrawn prior to the expiration of the offer. This minimum tender amount, however, will be reduced by the principal amount of any Senior Notes purchased by Mr. Icahn and his affiliates outside the Icahn Offer between December 18, 2000 and January 24, 2001 (the expiration date of the offer). According to the Icahn Offer Documents, Mr. Icahn and his affiliates purchased an aggregate of $4.6 million in principal amount of Senior Notes between December 18, 2000 and December 20, 2000. Such purchases would have reduced the minimum tender amount as of such date to $35.4 million.

         The Icahn Offer is also subject to the condition that RGH not have "announced that it has entered into . . . any agreement or arrangement for the runoff of any substantial portion of the rights, claims or obligations of any such subsidiary relating to insurance". However, prior to the commencement of the Icahn Offer, RGH announced that RIC had entered into a definitive agreement (the "Cambridge Agreement") with Cambridge Integrated Services, Inc. ("Cambridge"), a unit of Aon Corp., pursuant to which Cambridge would manage the runoff of all remaining insurance claims against RIC. Thus, this condition of the Icahn Offer cannot be met. High River Limited Partnership and Mr. Icahn have not indicated whether they intend to waive or amend this condition.

2.  The Recommendation of the RGH Board of Directors

         THE BOARD OF DIRECTORS OF RGH (THE "RGH BOARD") BELIEVES THAT THE ICAHN OFFER IS NOT IN THE BEST INTERESTS OF THE HOLDERS OF THE SENIOR NOTES (THE "NOTEHOLDERS") AND, THEREFORE, THE RGH BOARD UNANIMOUSLY RECOMMENDS THAT THE NOTEHOLDERS REJECT THE ICAHN OFFER AND NOT TENDER THEIR SENIOR NOTES PURSUANT TO THE ICAHN OFFER.

         THE RGH BOARD ALSO BELIEVES THAT IT IS NOT IN THE BEST INTERESTS OF THE NOTEHOLDERS TO SELL THEIR SENIOR NOTES TO MR. ICAHN OUTSIDE OF THE ICAHN OFFER AND, THEREFORE, THE RGH BOARD UNANIMOUSLY RECOMMENDS THAT THE NOTEHOLDERS NOT SELL THEIR SENIOR NOTES TO MR. ICAHN OUTSIDE THE ICAHN OFFER.

3.  Reasons for the Recommendation.

         The recommendations set forth above were unanimously adopted at a meeting of the RGH Board held on January 5, 2001. In making its recommendations, the RGH Board considered a number of factors, including, without limitation, the following:

    1. As discussed below, RGH and RFS have tentatively agreed on a reorganization plan (the "RGH Proposed Plan") with representatives of the Bank Group (as defined herein) and the Bondholders' Committee (as defined herein) and have submitted the plan to various state insurance regulators for their review. The RGH Proposed Plan provides a complete resolution to a restructuring of RGH and RFS. The RGH Board expects that the terms of the RGH Proposed Plan will be finalized prior to January 24, 2001 (the expiration date of the Icahn Offer). The RGH Board believes that it would not be in the best interests of the Noteholders to tender their Senior Notes before they have had an opportunity to review the terms of the RGH Proposed Plan and to compare such terms to the Icahn Offer.

    2. The RGH Board believes that the Icahn Offer Documents contain numerous material misstatements and omissions. The RGH Board believes that it is not in the best interests of the Noteholders to make any decisions with respect to their Senior Notes (including tendering into the Icahn Offer or selling to Mr. Icahn outside of the offer) until all material information has been accurately and completely disclosed and until such misstatements and omissions have been corrected.

    3. The structuring and negotiation of the RGH Proposed Plan have been in process since August 2000, and the RGH Board expects the terms of such plan, which will provide a complete resolution to a restructuring of RGH and RFS, to be finalized within the next few weeks. On the other hand, Mr. Icahn has stated that the purpose of the Icahn Offer is to allow Mr. Icahn to obtain a "blocking position" with respect to the adoption of the RGH Proposed Plan, or any alternative reorganization plan not supported by him. As discussed below, Mr. Icahn has previously submitted two "proposals" for the reorganization of RGH, the terms of which were not viewed favorably by the representatives of the other creditors of RGH and RFS (including representatives of the holders of the Senior Notes that hold, in the aggregate, approximately 55% of the Senior Notes) in comparison to the RGH Proposed Plan. The RGH Board believes that the obtaining by Mr. Icahn of a blocking position could delay or prevent the adoption of the RGH Proposed Plan, or any alternative plan not supported by Mr. Icahn, and may result in protracted negotiations among the various creditors of RGH and RFS, as well as with the insurance regulators who will have to be satisfied with any new reorganization plan. These delays could jeopardize the ability of RGH and RFS to successfully reorganize and, therefore, any payout to creditors. In addition, if the various constituencies are unable to reach agreement, the insurance regulators may decide to place RIC in "rehabilitation".

    4. Mr. Icahn is offering to purchase only up to $40 million in principal amount of the Senior Notes, which represents less than 14% of the aggregate amount of Senior Notes outstanding. If all holders (other than Mr. Icahn) tendered their Senior Notes into the Icahn Offer, and assuming Mr. Icahn currently holds $62.0 million of the Senior Notes, each holder of $1,000 in principal amount would receive only approximately $30 in cash and would retain approximately 83% of the Senior Notes currently held by such holder. The Icahn Offer Documents indicate that if the Icahn Offer is successful, Mr. Icahn will be able to block the adoption of the RGH Proposed Plan, or any other reorganization plan not supported by Mr. Icahn, even if it is acceptable to the other holders of Senior Notes, the other creditors of RGH and RFS, and the state insurance regulators. The RGH Board does not believe that it is in the interests of the holders of the Senior Notes, or the other creditors of RGH, for Mr. Icahn to have such a blocking position.

    5. RGH believes that Mr. Icahn and his affiliates hold or are in the process of acquiring, either directly or indirectly, approximately 29% of the $237.5 million outstanding principal amount of the bank debt of RFS. The RGH Board believes that Mr. Icahn's interest in RFS' bank debt constitutes a potential conflict with Mr. Icahn's interests as a holder of Senior Notes (and with the interests of the other Noteholders), and that Mr. Icahn may favor his interests as a holder of RFS' bank debt at the expense of the interests of the Noteholders. The RGH Board believes that this conflict of interest is another reason why it is not in the interests of the holders of the Noteholders for Mr. Icahn to obtain a blocking position in the Senior Notes.

    6. The Icahn Offer is conditioned on RIC not entering into any "agreement or arrangement for the runoff of any substantial portion of the rights, claims or obligations of [RIC] relating to insurance". Because RIC has entered into the Cambridge Agreement, the Icahn Offer cannot be consummated unless Mr. Icahn waives or amends this condition. Despite the fact that RGH publicly announced the execution of the Cambridge Agreement prior to the date of the Icahn Offer, Mr. Icahn has not waived or amended this condition. The RGH Board therefore believes that the Icahn Offer is illusory and cannot be relied upon by the Noteholders.

    7. The RGH Board believes that an additional purpose of the Icahn Offer is to induce Noteholders to sell their Senior Notes to Mr. Icahn outside of the Icahn Offer without any of the protections provided under the terms of the Icahn Offer or the rules and regulations under the United States securities laws applicable to the Icahn Offer or to tender offers for debt securities generally and without allowing the Noteholders an opportunity to wait and see what the terms of the RGH Proposed Plan will offer.

         For the reasons set forth above, the RGH Board does not believe that
         --------------------------------------------------------------------
it is in the interests of the Noteholders to sell Senior Notes to Mr. Icahn
---------------------------------------------------------------------------
either pursuant to the Icahn Offer or outside of the offer.
-----------------------------------------------------------

4.  Background.

a.  Claims Against RGH and RFS.

         As of November 15, 2000, RGH had outstanding $291.7 million in principal amount of Senior Notes and $171.8 million in principal amount of 9 3/4% Senior Subordinated Debentures due 2003 (the "Senior Subordinated Debentures"). On November 15, 2000, RGH failed to pay the principal and interest on the Senior Notes that became due on such date, and failed to make a scheduled interest payment on the Senior Subordinated Debentures. RGH has been in default on its payment obligations under the Senior Notes and the Senior Subordinated Debentures since that date.

         In addition to the holders of the Senior Notes and the Senior Subordinated Debentures, certain general unsecured creditors have claims against RGH as of the date hereof in the estimated amount of $34.5 million, and RIC has intercompany tax and other claims against RGH of $284.9 million.

         As of the date hereof, RFS has an aggregate principal amount of $237.5 million of indebtedness outstanding under a Credit Agreement, dated as of November 1, 1993 and amended from time to time, among RFS and certain lenders party thereto (the "Bank Debt"). The Bank Debt matured on November 10, 2000, but RFS failed to pay the principal and interest on the Bank Debt that became due on such date. RFS has been in default on its payment obligations under the Bank Debt since that date.

         The table below summarizes these various claims.

                               Claims Against RGH

----------------------------------------------------------------------------------------------------------
         Claimant            Principal Amount of        Interest Accrued through          Total Claim
         --------            -------------------        -------------------------         -----------
                                    Claim                       11/15/00                as of 11/15/00
                                    -----                       --------                --------------
----------------------------------------------------------------------------------------------------------
Senior Noteholders           $291.7 million                  $13.1 million              $304.8 million
----------------------------------------------------------------------------------------------------------
Senior Subordinated          $171.8 million                  $8.4 million               $180.2 million
Debentureholders
----------------------------------------------------------------------------------------------------------
General Unsecured            $34.5 million                   --                         $34.5 million
Creditors                    (approximately)                                            (approximately)
----------------------------------------------------------------------------------------------------------
RIC                          $284.9 million                  --                         $284.9 million
----------------------------------------------------------------------------------------------------------

                               Claims Against RFS

----------------------------------------------------------------------------------------------------------
         Claimant            Principal Amount of        Interest Accrued through          Total Claim
         --------            -------------------        -------------------------         -----------
                                    Claim                       11/15/00                as of 11/15/00
                                    -----                       --------                --------------
----------------------------------------------------------------------------------------------------------
Bank Debtholders             $237.5 million                  $247,000                   $237.75 million
----------------------------------------------------------------------------------------------------------


b.  Events Relating to the Icahn Offer.

         In an effort to restructure the assets and liabilities of RGH and its subsidiaries in a way mutually acceptable to all claimants, RGH began negotiations with an ad hoc committee of holders of Senior Notes and Senior Subordinated Debentures (the "Bondholders' Committee") representing approximately 55% of the outstanding Senior Notes, the holders of the Bank Debt (the "Bank Group"), and certain state insurance regulators (who must be satisfied with any plan of reorganization adopted by RGH). The advisors to the Bondholders' Committee and the members of the Bondholders' Committee who have elected to receive confidential information of RGH have signed confidentiality agreements with RGH.

         On November 18, 2000, Mr. Icahn, who RGH believes to currently hold, or to be in the process of acquiring (directly or indirectly), approximately 29% of the principal amount of the Bank Debt in addition to his holdings of Senior Notes, forwarded to RGH a term sheet for a proposed restructuring of RGH and its subsidiaries.

         Mr. Icahn had requested access to certain confidential information concerning RGH and its subsidiaries. On November 22, 2000, RGH provided Mr. Icahn with a form of confidentiality agreement that had previously been executed by a prospective investor in RGH. Mr. Icahn requested changes in the confidentiality agreement, and his representatives and RGH negotiated the terms of the agreement into December 2000. Mr. Icahn, however, never signed a confidentiality agreement with RGH.

         On December 5, 2000, Mr. Icahn submitted a revised reorganization proposal to RGH, which included the following elements (the "Icahn Proposal"):

    o RGH would issue $150 million of new senior secured bonds (the "New Bonds"), the proceeds of which would be placed in a limited liability company and managed by Mr. Icahn. Mr. Icahn would effectively underwrite the offering by purchasing any New Bonds not purchased by any other party. The New Bonds would bear interest at 10% per annum, but the interest would be payable in cash only if the assets of the limited liability company exceeded $150 million. Otherwise, such interest would be payable in additional New Bonds. All New Bonds would become due on the fifth anniversary of the initial issuance of the New Bonds. In addition, the holders of the New Bonds would receive, without additional consideration, an aggregate of 25% of the equity in RGH.

    o Mr. Icahn would make a tender offer for 100% of the Senior Notes and the Senior Subordinated Debentures for $135 and $60, respectively, per $1,000 in principal amount. Following such offer, all of the Senior Notes and Senior Subordinated Debentures, and all general unsecured claims against RGS and RFS, would be converted, pursuant to a bankruptcy plan, into an aggregate of 65% of the equity in RGH. Accordingly, if Mr. Icahn acquired all of the New Bonds and all of the Senior Notes and Senior Subordinated Debentures, he would hold $150 million principal amount of New Bonds and approximately 90% of the equity of RGH.

    o Mr. Icahn would appoint the initial boards of directors of RGH, RFS and RIC, the members of which would hold office for no less than one year. Thereafter, the boards of directors would be elected by the stockholders. The RIC board would, subject to agreements with the insurance commissioners, control the RIC investment portfolio.

    o RGH would pay a portion of its cash to RIC in respect of its intercompany tax and other claims against RGH, and the remainder of such intercompany claims would be extinguished.

    o RGH would pay most of the remainder of its cash to the holders of the Bank Debt to reduce their claim against RFS. The remainder of the Bank Debt would be reinstated with a term of five years, pay-in-kind interest and limited covenants.

    o The existing common stockholders of RGH would receive 10% of the equity in RGH.

    o A run-off claims service agreement acceptable to Mr. Icahn would be established.

    o A litigation trust would be created to pursue claims against officers and directors and other fiduciaries of RGH. The trust would be managed by a board nominated by Mr. Icahn.

         RGH, the Bondholders' Committee, the Bank Group and their respective advisors analyzed and discussed among themselves the Icahn Proposal, but did not have in-depth discussions with Mr. Icahn or his representatives regarding the Icahn Proposal as a result of Mr. Icahn's refusal to sign a confidentiality agreement with RGH. RGH, the Bondholders' Committee and the Bank Group each concluded that the terms of the Icahn Proposal were less favorable to the various constituencies than the RGH Proposed Plan that they were then negotiating. The terms of the Icahn Proposal were not disclosed in the Icahn Offer Documents, and the status of the Icahn Proposal is unclear at this time. In any event, nothing contained in the RGH Proposed Plan would preclude Mr. Icahn or any other third party from participating to improve the terms of such plan once it has been publicly announced.

         In addition, Mr. Icahn suggested that RIC entertain a competitive bid from a third party in lieu of the arrangement that RIC was then negotiating with Cambridge for the management of the runoff of all remaining insurance claims against RIC. That third party submitted a proposal to RIC on December 13, 2000.

         The RGH Board and the Board of Directors of RIC approved the Cambridge Agreement on December 18, 2000 following their review of a presentation by RGH's financial advisors comparing the terms of the Cambridge proposal and the third party's proposal and the recommendation of the Cambridge proposal by the financial advisor to the Bank Group. On December 20, 2000, the Pennsylvania Department of Insurance sent a letter to RGH stating that the Department did not object to RIC's entering into the Cambridge Agreement, and on December 21, 2000, RIC entered into the Cambridge Agreement and issued a press release announcing the execution of such agreement.

         On December 18, 2000, Mr. Icahn announced his intention to commence a tender offer for $61 million of the Senior Notes at a price of $170 per $1,000 in principal amount. Mr. Icahn's stated purpose for the tender offer was to obtain a "blocking position" in respect of any consensual plan of reorganization. Because the United States Bankruptcy Code requires the approval of holders of at least two-thirds in principal amount of claims voting in each impaired class of claims for a plan of reorganization to be confirmed and become binding on creditors, Mr. Icahn may, if he is successful in gaining control of one-third in principal amount of the Senior Notes, be able to block any consensual plan of reorganization that he opposes. Since the United States Bankruptcy Code provides that a plan of reorganization may be confirmed despite the negative vote of a dissenting class, if Mr. Icahn is able to obtain a blocking position and votes against RGH's plan of reorganization, RGH could request that the Bankruptcy Court "cram down" the class of Noteholders and confirm that plan of reorganization despite Mr. Icahn's opposition. However, this "cram down" could be accomplished only if no class of creditors junior to the holders of Senior Notes (including the holders of Senior Subordinated Debentures) received any distribution under the plan.

         Also on December 18, Mr. Icahn sent a letter to the Noteholders urging them either to tender their Senior Notes into the Icahn Offer or call Mr. Icahn's affiliates before agreeing to support any plan of reorganization proposed by any party other than Mr. Icahn.

         On December 20, 2000, RGH issued the following press release:

         FOR IMMEDIATE RELEASE
         ---------------------

         RELIANCE GROUP COMMENTS ON TENDER OFFER BONDS

         NEW YORK - December 20, 2000 - Reliance Group Holdings, Inc. ("Reliance") announced today that it is aware of the December 18, 2000 announcement by High River Limited Partnership ("High River"), an affiliate of Carl C. Icahn, of its intent to commence a partial tender offer for the 9% Senior Notes issued by Reliance. Reliance continues to work toward a consensual plan of reorganization with an ad hoc committee of the 9% Senior Notes and the 9.75% Senior Subordinated Debentures issued by Reliance and the bank lenders to Reliance Financial Services Corporation, and Reliance has kept its key insurance regulators informed of the status of such negotiations. Reliance has made substantial progress in its discussions with its various constituencies and therefore urges the holders of the 9% Senior Notes not to take action with respect to any tender by High River until a consensual plan of reorganization has been announced.

         "The Company hopes to successfully conclude its discussions with the bondholder committee, the banks and the insurance regulators and to publicly announce a consensual plan of reorganization in the near future," stated George R. Baker, chief executive officer of Reliance.

         According to the Icahn Offer Documents, between December 18 and December 20, Mr. Icahn's affiliates purchased $4.6 million in principal amount of the Senior Notes. The Icahn Offer Documents do not disclose the price at which such Senior Notes were purchased.

         On December 21, 2000, Mr. Icahn sent a letter to the RGH Board critical of the RGH Proposed Plan that was being discussed and continues to be discussed among the various parties. The text of the letter was included in the Icahn Offer Documents.

         On December 22, 2000, Mr. Icahn launched his tender offer by running a summary advertisement in the New York Times. The Icahn Offer, summarized in the advertisement is an offer to purchase only up to $40 million of Senior Notes, whereas, in the December 18 public announcement, Mr. Icahn had initially announced his intention to acquire $61 million of Senior Notes. RGH believes that the Icahn Offer Documents were not made available to the Noteholders before December 26, 2000.

         On January 5, 2001, RGH filed in the United States District Court for the Southern District of New York a complaint and a proposed order to show cause why a preliminary injunction should not be granted, including a proposed temporary restraining order and order for expedited discovery. In the litigation RGH is seeking (a) to enjoin the defendants (Mr. Icahn, High River Limited Partnership and Icahn Associates Corp.) from proceeding with the Icahn Offer until the Icahn Offer Documents are amended to correct misstatements of fact and other misleading statements and omissions, (b) to enjoin the defendants from purchasing Senior Notes outside the Icahn Offer and (c) to enjoin the defendants from exercising control over the Senior Notes or any of the rights and attributes conveyed by ownership of the Senior Notes purchased by or on behalf of the defendants on or since December 18, 2000 outside the Icahn Offer. RGH has stated a variety of claims in its complaint based on violation of the antifraud provisions contained in Section 14(e) of the Securities Exchange Act of 1934.

5.  Intent to Tender; Certain Recent Transactions

         To the knowledge of RGH, each executive officer, director, affiliate and subsidiary (including RIC) of RGH who or which owns Senior Notes presently intends to retain any Senior Notes that they own of record or beneficially and does not intend to tender any such Senior Notes into the Icahn Offer.

         To the knowledge of RGH, no transactions in Senior Notes have been effected during the past 60 days by RGH or any executive officer, director, affiliate or subsidiary of RGH.

                                               RELIANCE GROUP HOLDINGS, INC.

                                               January 5, 2001